August 16, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey P. Riedler

Re:	Calithera Biosciences, Inc.
Registration Statement on Form S-3
File No. 333-219791

Acceleration Request
Requested Date:	August 18, 2017
Requested Time:	4:00 PM Eastern Time

Ladies and gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-3 (File No. 333-219791) (the “Registration Statement”) to become effective on Tuesday, August 18, 2017 at 4 p.m. Eastern Daylight Time, or as soon as practicable thereafter, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission (the “Staff”). The Registrant hereby authorizes each of John McKenna and Seth Gottlieb of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with John McKenna of Cooley LLP, counsel to the Registrant, at (650) 843-5059, or in his absence, Seth Gottlieb at (650) 843-5864.

Very truly yours,

Calithera Biosciences, Inc.

By:	/s/ Stephanie Wong
Stephanie Wong
Vice President, Finance and Secretary

cc: John T. McKenna, Cooley LLP

Seth J. Gottlieb, Cooley LLP